                                                FILED PURSUANT TO RULE 424(b)(3)
                                                      REGISTRATION NO. 333-47814


                                   Microsoft

                                753,660 Shares
                                 Common Stock


   This prospectus is part of a registration statement that covers 753,660 shares of common stock of Microsoft. These shares may be offered and sold from time to time by certain of our shareholders (the "selling shareholders"). We will not receive any of the proceeds from the sale of the common shares. We will bear the costs relating to the registration of the common shares, which we estimate to be $30,000.

   The common shares are traded on the Nasdaq Stock Market under the symbol MSFT. The average of the high and low prices of the common shares as reported on the Nasdaq Stock Market on October 9, 2000 was $54.375 per common share.

   An investment in Microsoft common stock involves risks. See the section entitled "Risk Factors" beginning on page 4.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

               The date of this prospectus is October 25, 2000.
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                               TABLE OF CONTENTS

The Company..............................................................    3

Risk Factors.............................................................    4

Use of Proceeds..........................................................    7

Selling Shareholders and Plan of Distribution............................    7

Legal Matters............................................................    8

Experts..................................................................    8

Where You Can Find More Information......................................    9

   You should rely only on the information contained or incorporated by reference in this prospectus and in any accompanying prospectus supplement. No one has been authorized to provide you with different information.

   The shares of common stock are not being offered in any jurisdiction where the offer is not permitted.

   You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the documents.

                                  THE COMPANY

     Microsoft Corporation was founded as a partnership in 1975 and incorporated in 1981. Microsoft develops, manufactures, licenses, sells, and supports a wide range of software products, including:

     . operating system software (for example, Microsoft Windows 98, Windows 2000, and Windows CE) designed for personal computers, servers, handheld personal computers and other information devices;

     . server applications software (for example, Microsoft Exchange Server and Microsoft SQL Server) designed for client/server environments;

     . business and consumer applications software (for example, Microsoft Word; Microsoft Excel and Microsoft Outlook);

     .    software development tools; and

     .    Internet and intranet software and technologies.

     Microsoft's efforts also include:

     .    development of entertainment and information software programs;

     .    development of the MSN(TM) network of Internet products and services;

     . alliances with companies involved with the creation and delivery of digital information;

     . sales of personal computer devices such as the Microsoft Mouse and the Microsoft Natural Keyboard;

     .    publication of software-related books; and

     . research and development of advanced technologies for future software products.

     Microsoft's business strategy is to develop a broad line of software products for business and personal use, and to distribute these products through diverse channels, including distributors, resellers, system integrators, retail stores, and preinstalled on new computer hardware.

     Microsoft is organized as a Washington corporation with its principal executive offices located at One Microsoft Way, Redmond, Washington 98052-6399. Our telephone number is (425) 882-8080 and our electronic mail address is msft@microsoft.com.

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

                                 RISK FACTORS

  An investment in our common stock involves a high degree of risk. You should consider the following factors carefully before deciding to purchase shares of our common stock. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

Our current position in the market for computer software is continuously threatened because this market is intensely competitive and technology is constantly changing.

     Microsoft is the leading producer of software for personal computers, PCs, in the world. Nonetheless, rapid change, uncertainty due to new and emerging technologies, and fierce competition characterize the PC software industry, which means that our market position is always at risk. Our ability to maintain our current market share may depend upon our ability to satisfy customer requirements, enhance existing products, develop and introduce new products and achieve market acceptance of such products. This process is challenging since the pace of change continues to accelerate, including "open source" software, new computing devices, new microprocessor architectures, the Internet, and Web-based computing models. If we do not successfully identify new product opportunities and develop and bring new products to market in a timely and cost-efficient manner, our business growth will suffer and demand for our products will decrease.

     Further, the PC software industry is inherently complex. New products and product enhancements can require long development and testing periods. Significant delays in new product releases or significant problems in creating new products could damage our business.

     The competition in the PC software industry is intense and may have multiple effects. For example, competing companies and systems may gain market share, which could have the effect of directly or indirectly reducing our existing market share. In addition, competitors, working with new technology, may arrive at a technology that creates a new market altogether and renders our product offerings obsolete. We expect that the overall number of competitors providing niche products that compete with ours will increase due to the market's attractive growth.

     While we work closely with computer manufacturers and developers, other companies promote their platforms and technologies against our products and existing industry standards. These operating systems, platforms, and products may gain popularity with customers, computer manufacturers, and developers, reducing our future revenues. For example, we are engaged in intense competition with companies that develop and support operating systems such as the open source Linux operating system and Unix operating systems for many business installations. These competitors include Caldera Systems, Inc., Red Hat, Inc., IBM and Sun Microsystems, Inc. This increased level of competition may result in price reductions, lower-than-expected gross margins or our inability to maintain our market share, any of which may result in a loss of revenue and cause our business to suffer.

Because of increasing competition in the PC industry, we may experience reduced product sales and lower revenue growth.

     The nature of the PC market is changing in ways that may reduce our software sales and our revenue growth. We earn a portion of our revenue by licensing our software to PC manufacturers, who install Microsoft applications during production and sell PCs to consumers that are fully operational at the time of purchaser. Recently, manufacturers have sought to reach more consumers by developing and producing lower cost PCs--PCs that come without pre-installed software or contain software with reduced functionality to keep prices down.

     In addition to the influx of low-cost PCs, a market for hand-held computing and communication devices, like hand-held computers and wireless communication devices that have the ability to communicate with the Internet, has developed.

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     While these devices are not as powerful or versatile as PCs, they threaten to erode sales growth in the market for PCs with pre-installed software. This may affect our revenue growth because manufacturers may choose not to install Microsoft software in these low-cost PCs or consumers may purchase alternative devices that do not utilize Microsoft software. These lower-priced devices require us to provide lower-priced software with a subset of the original functionality. As a result, we will experience slower revenue growth from the sale of software produced for these devices than from the sale of software for traditional PCs.

 In addition, in response to present and future anticipated competitive pressures in our industry, we are providing alternative distribution of our products at a cost lower than if the customer were to purchase the individual products in a shrink wrapped box at a traditional retail, mail order or online store. For instance, we offer suites of software products like the Microsoft Office suite, which is a collection of standalone products such as Excel, Word, Outlook and PowerPoint. By packaging the products as a suite, we offer the customers the opportunity to purchase a license to use a collection of products for less cost than purchasing each of the individually-licensed products in standard boxes from a retail, mail order or online store. Additionally, we are offering products through alternative distribution channels than the standard individually shrink wrapped boxes sold through traditional retail vendors. These channels include:

     . Licensing agreements--customers may purchase multiple-user licenses for a suite of products for a lower cost than paying for each license separately

     . Subscriptions--customers may enter into an annual gold license, which entitles them to automatic upgrades and replacement products for a lower cost than acquiring upgrades and replacement products on an individual basis

     . Downloads over the Internet--customers are able to download service releases and upgrades as well as other products directly from the Internet

               As a result of responding to competitive pressures in the marketplace by offering products through alternative distribution methods, we may experience slower revenue growth.

Prices of our products could decrease, which would reduce our net income.

               The competitive factors described above may require us to lower product prices to meet competition. Since our cost of revenue is already very low, price reductions would reduce our net income.

Developing software is expensive, and the investment in product development often involves a long payback cycle.

               Our continued success depends in part on our continued ability to create more versatile software products faster than our competitors. We plan to continue significant investments in software research and development. We also expend significant resources on researching and developing new technologies such as voice recognition and ClearType software, a software that provides improved font sharpness and text display on color LCD screens allowing for better on-screen reading comparable to reading on paper. We are also making significant investments in strategic relationships with third parties, and in online products and services such as MSN, CarPoint, and HomeAdvisor, where we have the opportunity to establish leadership in new businesses. We anticipate these investments in research and development will increase over historical spending levels without corresponding growth in revenues in the near future. We cannot assure that significant revenue from these product opportunities will be achieved for a number of years, if at all.

Our profit margins internationally may be threatened by factors in other countries that are outside of our control and force down the price of our software relative to our costs.
               We develop and sell our products throughout the world. The prices of our products in countries outside of the United States are generally higher than our prices in the United States because of the costs incurred in localizing software for non-U.S. markets and the costs of producing and selling our products in these countries are also higher. Pressures to globalize our pricing structure might require that we reduce the sales price of our software in other countries, even though the costs of the software continue to be higher than in the United States. This would reduce our margins and result in overall declines in our revenue growth.

Negative changes in the following factors, among others, could also have an impact on our business and results of operations outside of the United States:

     . software "piracy" trade protection laws, policies and measures and other regulatory requirements affecting trade and investment;

     .    unexpected changes in regulatory requirements for software;

     . social, political, labor or economic conditions in a specific country or region;

     .    difficulties in staffing and managing foreign operations; and

     .    potential adverse foreign tax consequences.

Our intellectual property rights may be difficult to protect.

               We diligently defend our intellectual property rights, but unlicensed copying of software represents a loss of revenue. While this adversely affects U.S. revenue, revenue loss is even more significant outside of the U.S., particularly in countries where laws are less protective of intellectual property rights. Throughout the world, we actively educate consumers on the benefits of licensing genuine products and educate lawmakers on the advantages of a business climate where intellectual property rights are protected. However, continued efforts may not affect revenue positively.

We cannot predict the outcome or impact of antitrust claims by the U.S. and several states.

               We are a defendant in a lawsuit filed by the Antitrust Division of the U.S. Department of Justice and a group of several state attorneys general alleging violations of the Sherman Act and various state antitrust laws. After the trial, the District Court entered the Findings of Fact and Conclusions of Law stating that we had violated sections of the Sherman Act and various state antitrust laws. A Judgment was entered on June 7, 2000 ordering, among other things, the breakup of Microsoft into two companies. In addition, the Judgment, if not stayed or modified, would impose severe product design and business conduct restrictions. We filed a motion with the District Court on June 7, 2000 seeking to stay all provisions of the Judgment pending appeal and, on June 13, 2000, we filed an appeal of the Judgment and a motion in the Court of Appeals to stay or suspend the conduct restrictions pending appeal. On June 20, 2000, the District Court entered an order staying the Judgment of June 7, 2000 in its entirety until the appeal therefrom is heard and decided, unless the stay is earlier vacated by an appellate court. Although we believe we will obtain ultimate relief from the Judgment, we can not predict with certainty when or the extent to which such relief will be obtained. The failure to obtain sufficient relief through the appeal could have a material adverse effect on the value of Microsoft's common stock and/or the stock of the two resulting companies if the divestiture is finally approved. For more information concerning this litigation, particularly the current status of the litigation which is changing very rapidly, you are encouraged to review our other SEC filings, which are incorporated below under "Where You Can Find More Information" and copies of orders, motions, briefs and other court filings that are available at the following websites: www.microsoft.com/presspass/trial/default.asp,
www.usdoj.gov/atr/cases/ms index.htm, and
--------------------------
www.dcd.uscourts.gov/microsoft-all.html.
---------------------------------------

We may not be able to maintain our present revenue growth rate or operating margins.

          Our revenue growth rate in 2001 may not approach the level attained in prior years. Operating expenses are expected to increase from historical levels. Because of the fixed nature of a significant portion of such expenses, coupled with the possibility of slower revenue growth, operating margins may decrease from historical levels.

                                USE OF PROCEEDS

     All net proceeds from the sale of the common shares covered by this prospectus will go to the selling shareholders who offer and sell their shares. We will not receive any proceeds from the sale of the common shares by the selling shareholders.


                 SELLING SHAREHOLDERS AND PLAN OF DISTRIBUTION

     All of the common shares registered for sale under this prospectus will be owned prior to the offer and sale of such shares by all of the former shareholders of MongoMusic, Inc. (the "selling shareholders'').

     All of the shares offered by the selling shareholders were acquired in connection with the merger of MongoMusic, Inc., a Delaware corporation with a wholly owned subsidiary of Microsoft (the "merger"). Under the terms of the merger, Microsoft agreed to register the common shares received by the selling shareholders in connection with the merger. The shares held by the selling shareholders do not exceed one percent (1%) of Microsoft's outstanding capitalization. In the past three years, none of the selling shareholders has had a material relationship with Microsoft, except that certain selling shareholders have become non-officer employees of Microsoft after the merger.

     We are registering the common shares covered by this prospectus for the selling shareholders. As used in this prospectus, "selling shareholders'' includes the pledgees, donees, transferees or others who may later hold the selling shareholders' interests. We will pay the costs and fees of registering the common shares, but the selling shareholders will pay any brokerage commissions, discounts or other expenses relating to the sale of the common shares.

     The selling shareholders may sell the common shares in the over-the-counter market or otherwise, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices. In addition, the selling shareholders may sell some or all of their common shares through:

     . a block trade in which a broker-dealer or other person may resell a portion of the block, as principal or agent, in order to facilitate the transaction;

     . purchases by a broker-dealer or other person, as principal, and resale by the broker-dealer for its account; or

     . ordinary brokerage transactions and transactions in which a broker solicits purchasers.

     When selling the common shares, the selling shareholders may enter into hedging transactions. For example, the selling shareholders may:

     . enter into transactions involving short sales of the common shares by broker-dealers;

     . sell common shares short themselves and deliver the shares registered hereby to settle such short sales or to close out stock loans incurred in connection with their short positions;

     . enter into option or other types of transactions that require the selling shareholder to deliver common shares to a broker-dealer or other person, who will then resell or transfer the common shares under this prospectus; or

     . loan or pledge the common shares to a broker-dealer or other person, who may sell the loaned shares or, in the event of default, sell the pledged shares.

     The selling shareholders may negotiate and pay broker-dealers or other persons commissions, discounts or concessions for their services. Broker-dealers or other persons engaged by the selling shareholders may allow other broker-dealers or other persons to participate in resales. However, the selling shareholders and any broker-dealers or such other persons involved in the sale or resale of the common shares may qualify as "underwriters" within the meaning of the Section 2(a)(11) of the Securities Act of 1933 (the "1933
Act"). In addition, the broker-dealers' or their affiliates' commissions, discounts or concession may qualify as underwriters' compensation under the 1933 Act. If the selling shareholders qualify as "underwriters," they will be subject to the prospectus delivery requirements of Section 5(b)(2) of the 1933 Act.

     In addition to selling their common shares under this prospectus, the selling shareholders may:

     . agree to indemnify any broker-dealer or agent against certain liabilities related to the selling of the common shares, including liabilities arising under the 1933 Act;

     . transfer their common shares in other ways not involving market makers or established trading markets, including directly by gift, distribution, or other transfer; or

     . sell their common shares under Rule 144 of the 1933 Act rather than under this prospectus, if the transaction meets the requirements of Rule 144.

     We have agreed to indemnify the selling shareholders against liabilities arising in connection with this offering, including liabilities under the 1933 Act, or to contribute to payments that the selling shareholders may be required to make in that respect.

     Additional information related to the selling shareholders and the plan of distribution may be provided in one or more supplemental prospectuses.


                                 LEGAL MATTERS

     For purposes of this offering, Preston Gates & Ellis LLP, Seattle, Washington, is giving its opinion on the validity of the common shares. As of the date of this prospectus, attorneys in Preston Gates & Ellis LLP who have worked on substantive matters for Microsoft own fewer than 1,000,000 common shares.

                                    EXPERTS

     The consolidated financial statements of Microsoft for each of the three years in the period ended June 30, 2000, incorporated by reference in this Prospectus from Microsoft's Annual Report on Form 10-K, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

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                      WHERE YOU CAN FIND MORE INFORMATION

     . Government Filings. We file annual, quarterly and special reports and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy any document that we file at the SEC's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to you free of charge at the SEC's web site at www.sec.gov. Most of our SEC filings are also available to you free of charge at our web site at www.microsoft.com/MSFT.

     . Stock Market. The common shares are traded as "National Market Securities" on the Nasdaq National Market. Material filed by Microsoft can be inspected at the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

     . Information Incorporated by Reference. The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede previously filed information, including information contained in this document.

     We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering has been completed:

     1.   Microsoft's Current Report on Form 8-K dated June 16, 2000.

     2. Microsoft's Annual Report on Form 10-K, which includes various pages from its Annual Report to Shareholders, for the year ended June 30, 2000.

     3.   Microsoft's Current Report on Form 8-K dated July 19, 1999.

     4.   Microsoft's Proxy Statement dated September 28, 2000.

     5. The description of the common stock of Microsoft, which is contained in the registration statement of Microsoft filed on Form S-3, dated December 13, 1996 (333-17143).

          You may request free copies of these filings by writing or telephoning us at the following address:

                    Investor Relations Department
                    Microsoft Corporation
                    One Microsoft Way
                    Redmond, Washington 98052-6399
                    (425) 882-8080
                    email: msft@microsoft.com

          You may also review and/or download free copies of items 2 and 4 at our website at www.microsoft.com/MSFT.

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